UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of September 2005

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: September 27th, 2005	By:	/s/ David Newman

(Signature)

David Newman
Director

Austral Arranges US$10 Million Financing

Wellington, New Zealand – September 27, 2005 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; AMEX : AEN)

Austral Pacific Energy Ltd announces that the Company has finalized a private placement of 4 million equity Units to accredited investors in North America and New Zealand. Each Unit is priced at US$2.50 and consists of one common share and one-half of one share purchase warrant. Two half-warrants (one whole warrant) plus US$3.50 are needed to purchase an additional common share for one year from completion of the financing, which is expected to occur in approximately 14 days.

The warrants are subject to a 30 day accelerated expiry at the Company’s option if Austral shares trade over US$4.50 on AMEX for 10 consecutive trading days during the last eight months of the 12 month term of the warrants. All shares issued, including any shares issued on exercise of the warrants, bear a legend restricting transfer for four months from closing in Canada and New Zealand with longer resale restrictions applicable within the United States. Austral paid a standard commission to certain registered dealers in connection with the placement.

The placement was oversubscribed, with New Zealand investors being scaled down to achieve the $10 million limit. The major subscriber is Infratil Limited, a New Zealand listed specialist investor in infrastructure and utility assets, and a long term investor in the energy and transport sectors in New Zealand and Europe. With this placement, Infratil (via its subsidiary Infratil Gas Limited) will hold approximately 11% of Austral’s issued capital.

The financing proceeds will be used for ongoing exploration activities and working capital requirements. The placement currently remains subject to stock exchange approvals, which are expected in the ordinary course.

CONTACT: Investor Relations:
Tel: +1 561 837 8057 ext 2
Website: http://www.austral-pacific.com
Email: ir@austral-pacific.com

TSX Venture Exchange has neither approved nor disapproved the contents hereof. This release includes certain statements that may be deemed "forward-looking statements". All statements in this release that address future production, reserve potential or exploration drilling, are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.